FOR IMMEDIATE RELEASE

                                                                   July 18, 2006
                                                           ADVANTEST CORPORATION
                                           (Toshio  Maruyama, President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500




  Advantest corrects "Advantest Issues Stock Option (Stock Acquisition Rights)
                               to Employees, etc."

Tokyo -July 18, 2006 - Advantest Corporation (the "Company") corrects "Advantest Issues Stock Option (Stock Acquisition Rights) to Employees, etc." disclosed on July 13, 2006 as set forth below. The corrections are underlined.

(Before correction)

2.  Number of stock acquisition rights allocated     6,120
                                                     -----
3.  Class and total number of shares underlying      612,000 shares of common stock of Advantest
    the stock acquisition rights                     -------
                                                     Corporation (each stock acquisition right shall
                                                     be exercisable for 100 shares)
5.  The total value of all shares (newly issued      7,197,120,000 Yen
    shares or treasury shares) issued or delivered   -------------
    upon the exercise of stock acquisition rights
7.  The number of employees receiving stock          Executive officers and employees of the Company
    acquisition rights                               and directors and employees of its domestic and
                                                     overseas subsidiaries, totaling 203
                                                                                     ---

(After correction)
2.  Number of stock acquisition rights allocated     6,090
                                                     -----
3.  Class and total number of shares underlying      609,000 shares of common stock of Advantest
    the stock acquisition rights                     -------
                                                     Corporation (each stock acquisition right shall
                                                     be exercisable for 100 shares)
5.  The total value of all shares (newly issued      7,161,840,000 Yen
    shares or treasury shares) issued or delivered   -------------
    upon the exercise of stock acquisition rights
7.  The number of employees receiving stock          Executive officers and employees of the Company
    acquisition rights                               and directors and employees of its domestic and
                                                     overseas subsidiaries, totaling 202
                                                                                     ---


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